EXHIBIT (a)(5)(A)

Rogers Wireless Board Recommends Rogers Communications Offer and
Rogers Communications Board Gives Final Approval for Offer to Proceed

    TORONTO, Nov. 22 /PRNewswire-FirstCall/ - Rogers Wireless Communications Inc. ("RWCI") and Rogers Communications Inc. ("RCI") jointly announced today that RWCI's independent committee of directors (the "Independent Committee") has completed its review of the proposed offer by Rogers Communications Inc. ("RCI") for all of the outstanding RWCI Class B Restricted Voting shares ("RWCI shares") owned by the public (the "Offer"). The Independent Committee received the final valuation report of BMO Nesbitt Burns Inc. ("BMO Nesbitt Burns") with respect to the fair market value of the RWCI shares. BMO Nesbitt Burns has determined pursuant to its formal valuation, subject to the assumptions and qualifications set forth in that valuation, that the "en bloc" fair market value of the RWCI shares is in the range of $46 to $54 per share. This valuation range is the same as the preliminary valuation range publicly disclosed on November 11, 2004. BMO Nesbitt Burns has also delivered its fairness opinion to the Independent Committee that the consideration proposed to be offered by RCI pursuant to the Offer is fair, from a financial point of view, to the shareholders of RWCI other than RCI and its affiliates (the "minority shareholders").

         The Offer by RCI is being made for all of the outstanding RWCI shares owned by minority shareholders for a consideration of 1.75 RCI Class B Non-Voting shares ("RCI Non-Voting shares") for each RWCI share. RCI currently owns 100% of the RWCI Multiple Voting shares and approximately 81% of the RWCI shares, representing an approximate 89% equity interest and an approximate 98% voting interest in RWCI.

         After considering all of the relevant factors, which included the valuation and fairness opinion of BMO Nesbitt Burns, the Independent Committee concluded at a meeting today that the price and terms of the proposed Offer are fair and reasonable to minority shareholders of RWCI. The Independent Committee recommended that the Board of Directors of RWCI recommend that holders of RWCI shares tender such shares to the proposed Offer.

         The Board of Directors of RWCI met following the meeting of the Independent Committee to receive the report and recommendation of the Independent Committee. At that meeting, BMO Nesbitt Burns reviewed its valuation and fairness opinion with the Board. Based on that report and presentation, the Board of Directors of RWCI concluded that the terms of the Offer are fair and reasonable to minority shareholders and recommended that minority shareholders tender their RWCI shares to the Offer. The RWCI Board also approved the form of the Directors' Circular that will be mailed to shareholders together with the RCI Offer. The Directors' Circular will contain the BMO Nesbitt Burns valuation and fairness opinion and more detailed information with respect to the recommendation made by the Board of Directors including the factors considered by the Board in making its recommendation. The foregoing resolutions were unanimously approved by the directors of RWCI with the directors who are also directors or officers of RCI or their respective associates disclosing their interest in that capacity in the Offer and not voting on the resolutions.

    Subsequent to the meetings referred to above, the Executive Committee of the Board of Directors of RCI met and received a report from the RWCI Board with respect to the approvals and recommendations given by the RWCI Board. Based on that report, the RCI Executive Committee gave final approval to the terms of the Offer and approved the mailing of the Offer and take-over bid circular to shareholders.

    RCI intends to take-up and pay for any and all of the RWCI shares that are tendered to the Offer regardless of the actual number of shares tendered. If a sufficient number of shares are acquired under the Offer, it is RCI's current intention that it would acquire the remaining publicly held RWCI shares pursuant to a subsequent going private transaction.

    Completion of the Offer is subject to customary conditions including the absence of any material adverse change in respect of RWCI and the absence of material disruption in financial markets. Further details of the Offer and the BMO Nesbitt Burns valuation and fairness opinion will be contained in the take-over bid circular to be mailed by RCI to RWCI shareholders in connection with


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the Offer. It is anticipated that the RCI Offer and the RWCI Directors'
Circular will be mailed to RWCI shareholders, and that required regulatory filings in Canada and the U.S. will be made, this week.

    The Offer is not being, and will not be, made in any jurisdiction where not permitted by law. RCI and RWCI urge U.S. holders of RWCI shares to read the Registration Statement on Form F-10 related to the Offer, as well as other documents that will be filed with the SEC, as these documents will contain important information to assist shareholders in making an informed investment decision.

    This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made in the U.S. except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

    In connection with the Offer, RCI and RWCI will be filing materials on SEDAR and in the U.S. with the SEC. Investors are urged to read these materials because they will contain important information. Investors may obtain a free copy of these materials when they become available, as well as other materials filed on SEDAR and with the SEC concerning RCI and RWCI at www.sedar.com and www.sec.gov.

    Cautionary Statement Regarding Forward Looking Information:
    This news release includes certain forward looking statements that involve risks and uncertainties. We caution that actual future events will be affected by a number of factors, many of which are beyond our control, and therefore may vary substantially from what we currently foresee. We are under no obligation to (and expressly disclaim any such obligation to) update or alter any forward looking statements whether as a result of new information, future events or otherwise. Important additional information identifying risks and uncertainties is contained in our most recent Annual Reports and Annual Information Forms filed with the applicable Canadian securities regulatory authorities and the U.S. SEC.

    About the Companies:

    Rogers Wireless Communications Inc. (TSX: RCM; NYSE: RCN) is Canada's leading provider of wireless services and operates Canada's largest integrated wireless voice and data network, providing advanced voice and wireless data solutions to customers from coast to coast on its GSM/GPRS network, the world standard wireless communications technology. Giving effect to the recent acquisition of Microcell Telecommunications, Rogers Wireless has over 5.5 million customers, and has offices in Canadian cities across the country. Rogers Wireless Communications Inc. is approximately 89% owned by Rogers Communications Inc.

    Rogers Communications Inc. (TSX: RCI; NYSE: RG) is a diversified Canadian communications and media company. It is engaged in cable television, high-speed Internet access and video retailing through Canada's largest cable television provider, Rogers Cable Inc.; in wireless voice and data communications services through Canada's largest wireless provider and the only provider operating on the GSM/GPRS world standard technology platform, Rogers Wireless Communications Inc.; and in radio, television broadcasting, televised shopping and publishing businesses through Rogers Media Inc.

SOURCE  Rogers Communications Inc.
    -0-              11/22/2004
    /CONTACT: (Investment Community): Bruce M. Mann, (416) 935-3532, bruce.mann@rci.rogers.com; Eric A. Wright, (416) 935-3550,
eric.wright@rci.rogers.com; (Media): Jan Innes, (416) 935-3525,
jan.innes@rci.rogers.com; Heather Armstrong, (416) 935-6379,
heather.armstrong@rci.rogers.com.
Archived images on this organization are available through CNW E-Pix at
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    (RCI.MV.A. RCI.NV.B. RG RCM.RV.B. RCN)